FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 31, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

ABSTRACT OF THE MINUTES OF THE 4th/2011 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: (opening) May 26, 2011 at 1:00 pm at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. QUORUM: the totality of the board members. CHAIR: Nildemar Secches, Chairman and Edina Biava, Secretary; 1. Election of the Board of Executive Officers – The Board of Directors resolved to elect the Board of Executive Officers for a term of office of 2 (two) years until the meeting of May 2013, the latter body being constituted as follows: Chief Executive Officer – José Antonio do Prado Fay, Brazilian, married, engineer, registered in the Brazilian tax register (CPF) under number 210.397.040-34, bearer of ID 4063224747, SSP/RS, resident and domiciled in the city and state of São Paulo; Vice President for Export Markets, Antonio Augusto de Toni,  Brazilian, married, company administrator, registered in the Brazilian tax register (CPF) under number 425.503.279-34, bearer of ID 39.044.871-0, resident and domiciled in the city and state of São Paulo, SP; Vice President for Dairy Products, Fabio Medeiros Martins da Silva, Brazilian, married, engineer, registered in the Brazilian tax register (CPF) under number 150.892.378-75, bearer of ID 16271624 – SSP/SP, resident and domiciled in the city and state of São Paulo; Vice President for Human Resources, Gilberto Antonio Orsato, Brazilian, married, company administrator, registered in the Brazilian tax register (CPF) under number 356.481.390-04, bearer of ID 1019124121, SSP/RS, resident and domiciled in the city and state of São Paulo; Vice President for Finance, Administration and Investor Relations, Leopoldo Viriato Saboya, Brazilian, married, agricultural engineer, registered in the Brazilian tax register (CPF) under 196.987.158-00, bearer of ID 24.425.916-1 SSP/SP, resident and domiciled in the city and state of São Paulo; Vice President - Supply Chain,  Luiz Henrique Lissoni – Brazilian, married, economist, registered in the Brazilian tax register (CPF) under number 005.978.148-30, bearer of ID 9016642-SSP/SP, resident and domiciled in Granja Vianna, state of São Paulo; Vice President for Strategies and M&A,  Nelson Vas Hacklauer, Brazilian, married, administrator, registered in the Brazilian tax register (CPF) under number 522.156.958-20, bearer of ID 4.812.458, SSP/SP, resident and domiciled in the city and state of São Paulo; Vice President for Operations and Technology, Nilvo Mittanck, Brazilian, married, engineer, registered in the Brazilian Tax Register (CPF) under number 489.093.519-34, bearer of ID 10/C-3.411.303, SSP/SC, resident and domiciled in Curitiba, state of Paraná; Vice President – Corporate Affairs, Wilson Newton de Mello Neto, Brazilian, married, lawyer, registered in the Brazilian tax register(CPF) under number 145.540.608-29, bearer of ID 18.943.369-SSP/SP, resident and domiciled in Barueri, state of São Paulo. The vice presidencies for Food Service and Domestic Market will be taken up by the appointees, Messrs Ely David Mizrahi and José Eduardo Cabral Mauro, respectively in the event and upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense (Cade) as well as approval of the Company’s Board of Directors. 2.  Authorization for contracting financing from the Brazilian Social and Economic Development Bank (BNDES) – The Board of Executive Officers was authorized to negotiate a financing agreement with the BNDES for R$ 66,113,693.00 for the purpose of financing the conversion of turkey coops into coops for chickens on the properties of the BRF’s integrated outgrowers delivering their product to the processing/slaughtering unit of Carambeí-PR, in accordance with agreement signed with the suppliers. The financing carries a grace period of 18 months and a total term of 72 months  3. Ratification of the amount for the financing agreement with the Banco do Nordeste do Brasil S.A. – The authorization of a financing agreement was ratified in the amount of R$ 118,295,822.69 for the term of 12 years, with the purpose of financing for the Bom Conselho agro-industrial complex in the state of Pernambuco, with guarantees established as the property in Capinzal state of Santa Catarina, registration 192, including goods and machinery located at the said property. 4. Appointment of the Board of Directors Advisory Committees and the Best Practices Evaluation Committee – The members were appointed for a period of 2 (two years), with the following constitution: Governance, Sustainability and Strategies Committee:  José Carlos Reis de Magalhães Neto – Coordinator;  Décio da Silva; Allan Simões Toledo; Nildemar Secches. Finance and Risk Policy Committee:  Manoel Cordeiro Silva Filho – Coordinator; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Leopoldo Viriato Saboya. Managament Compensation and Executive Development Committee: Pedro de Andrade Faria – Coordinator; Paulo Assunção de Souza; Walter Fontana Filho; Best Practices Committee:  Walter Fontana Filho – Coordinator; Luiz Fernando Furlan;  Nildemar Secches. 5. Grant under the Stock Option Plan  – Approved the grant of 2,099,300 shares for the stock option plan 2011, granted to xx executives  and 392,125 shares for the Complementary Plan with a maximum exercising term of five years as set forth in the Compensation Plan Regulations based on the shares approved at the E/OGM held on March 31 2010. Considering the total amount of grants approved, the Board of Directors approved the share buyback program for treasury stock up to the limit of 4,068,336 shares, representing 0.466% of the capital stock of the Company for the period of 90 (ninety) days. The financial institutions responsible for the buyback of shares for depositing as treasury stock are: Bradesco Corretora de Titulos e Valores Mobiliários, CNPJ61.855.045/0001-32, located at Av. Paulista, 1.450, 7 floor, Bela Vista, São Paulo-SP and Itaú Corretora CNPJ 61.194.353/0001-64, located at Av. Brigadeiro Faria Lima, 3.400, 10 floor, São Paulo-SP. It is incumbent on the Board of Executive Officers to establish the dates and quantity of shares to be effectively acquired in alignment with the limits and term of validity authorized in the Program. 6. Other internal matters of the Company. CONCLUSION:  These minutes, having been drafted, read and approved, were signed by the members of the Board present. Nildemar Secches, Board President; Paulo Assunção de Souza, Vice-President; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria e Walter Fontana Filho. São Paulo-SP, May 30, 2011, 6:00 p.m. (conclusion). (I hereby certify that this is a true copy of the original minutes drafted to Book  number 3, folios 41 to 46 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

EDINA BIAVA

  Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 31, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director